

August 10, 2010

J. Frank Harrison, III, Chairman and Chief Executive Officer
Coca-Cola Bottling Co. Consolidated /DE/
4100 Coca-Cola Plaza
Charlotte, North Carolina 28211

>   **Re: Coca-Cola Bottling Co. Consolidated /DE/**
>   **Form 10-K**
>   **Filed March 18, 2010**
>   **File No. 000-09286**

Dear Mr. Harrison:

We have reviewed your letter, dated August 2, 2010, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K, filed March 18, 2010

Other

1.   We note your response to prior comment two indicating that board resolutions and officers' certificates delivered to the trustee were used instead of supplemental indentures. Please file the relevant officer certificates and board resolutions with your next periodic report as an exhibit pursuant to Item 601(a)(4) of Regulation S-K.

DEF 14A, filed March 30, 2010

Related Person Transactions, page 41

2.   We note your response to prior comment four in our letter dated July 6, 2010. You refer to agreements "generally providing that The Coca-Cola Company will sell syrups and concentrates to the Company at prices no greater than those charged to other bottlers" and to agreements "generally providing that The Coca-Cola Company will offer marketing funding to the Company in a manner consistent with its dealing with comparable bottlers." Please confirm that any material agreements relating to these or other matters between you and The Coca-Cola Company have been filed pursuant to Item 601(b)(10) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please contact Erin Wilson at (202) 551-6047 or James Lopez at (202) 551-3536 with any questions.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director

FAX: (704) 557-4449